Form SBSE-C

OMB Approval	
OMB Number:	3235-0696
Expires:	January 31, 2028
Estimated average burden hours per response:	41 hours

Certifications for Registration of Security-based Swap Dealers and Major Security-based Swap Participants

SEC 2927 (1/16)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FORM SBSE-C INSTRUCTIONS

A. GENERAL INSTRUCTIONS

1. Each security-based swap dealer and major security-based swap participant must file Form SBSE-C to register as a security-based swap dealer or major security-based swap participant.

2. **ELECTRONIC FILING** – The applicant must file Form SBSE-C through the EDGAR system, and must utilize the EDGAR Filer Manual (as defined in 17 CFR 232. 11) to file and amend Form SBSE-C electronically to assure the timely acceptance and processing of those filings.

3. All fields requiring a response must be complete before the filing is accepted.

The mailing address for questions and correspondence is:

The Securities and Exchange Commission
Washington, DC 20549

FEDERAL INFORMATION LAW AND REQUIREMENTS – SEC's Collection of Information

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Sections 15F, 17(a) and 23(a) of the Exchange Act authorize the SEC to collect the information on this form from registrants. See 15 U.S.C. §§78o, 78o-4, 78o-5, 78q and 78w. Filing of this Form is mandatory. The principal purpose of this Form is to permit the Commission to determine whether it is in the public interest to approve or disapprove the application for ongoing registration by the security-based swap dealer or major security-based swap participant. The Commission maintains a file of the information on this Form and will make the information publicly available. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate on this Form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. §3507. The information contained in this Form is part of a system of records subject to the Privacy Act of 1974, as amended. The Securities and Exchange Commission has published in the Federal Register the Privacy Act Systems of Records Notice for these records.

FORM SBSE-C Certification 1	*Applicant* Name: CLEAR STREET LLC Date: 04/09/2025 SEC Filer No: 288933	Official Use

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE FEDERAL CRIMINAL VIOLATIONS.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)

Instructions:	This Certification 1 must be signed by a senior officer of the *applicant*.

I certify that -

(1) after due inquiry, I have reasonably determined that the applicant has developed and implemented written policies and procedures reasonably designed to prevent violation of federal securities laws and the rules thereunder, and
(2) I have documented the process by which I reached such determination.

Applicant Name: CLEAR STREET LLC	Date: 04/09/2025
Signature of Senior Officer: Signed by: Andy Volz 83448331F2A645B...	Name of Senior Officer: Andrew Volz
	Title of Senior Officer Chief Executive Officer

FORM SBSE-C Certification 2	*Applicant* Name: CLEAR STREET LLC Date: 04/09/2025 SEC Filer No: 288933	**Official Use**

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. *See* 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)

Instructions:	This certification must be signed by the *applicant's* Chief Compliance Officer designated pursuant to Exchange Act Section 15F(k) or by his or her designee. For purposes of this Form, the term *associated person* shall have the meaning as specified in Section 3(a)(70) of the Exchange Act [15 U.S.C. 78c(a)(70)].

The *applicant* certifies that it -

(a) has performed background checks on all of its *associated persons* who are natural persons and who effect or are involved in effecting security-based swaps on its behalf, and

(b) neither knows, nor in the exercise of reasonable care should have known, that any *associated person* who effects or is involved in effecting security-based swaps on its behalf is subject to a statutory disqualification, as described in Sections 3(a)(39)(A) through (F) of the Securities Exchange Act of 1934 (15 U.S.C. 78c(a)(39)(A) – (F)), unless otherwise specifically provided by rule, regulation or order of the Commission.

Applicant Name: Clear Street LLC	Date: 04/09/2025
Signature of Chief Compliance Officer or Designee: *Andrew Weg*	
Name of Chief Compliance Officer or Designee: Andrew Weg	If Designee, Title of Designee: